ANV SECURITY GORUP INC.

2105-11871 Horseshoe Way

Richmond, BC V7A5H5

    October 21, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Re:

ANV Security Group, Inc.

Registration Statement on Form 10-12B

Filed October 8, 2008

File number 001-34489

Ladies and Gentlemen:

               ANV Security Group, Inc., the registrant, hereby applies under SEC Rule 477 to withdraw from registration the above-referenced registration statement.  The registrant has determined to re-file the registration statement as an initial filing. No securities have been sold in connection with the proposed offering to which the registration statement relates.

Please let me know if you have any questions.

Very truly yours,

/s/ Weixing Wang

Weixing Wang, President and CEO